Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C.ss1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Trans-Orient Petroleum Ltd. (the "Company") on Form 20-F for the year ended July 31, 2003 as filed with the Securities and Exchange Commission on the date January 30, 2004 (the "Report"), each of the undersigned officers does hereby certify, to such officer's knowledge, that, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

  The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated January 30, 2004

"Peter Loretto"

Peter Loretto, Chief Executive officer

"Garth Johnson"

Garth Johnson, Chief Financial Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of title 18, United States Code) and is not being filed as part of the Form 20-F or as a separate disclosures document.